UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL FILING


LOCKHEED MARTIN CORP
(NAME OF ISSUER)
COMMON STOCK
(TITLE OF CLASS OF SECURITIES)
539830109
(CUSIP NUMBER)
12/31/2015
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

                              (X)  RULE 13D-1 (B)
                              ( )  RULE 13D-1 (C)
                              ( )  RULE 13D-1 (D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINTING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).




































CUSIP NO: 539830109   13G         Page 2 of 9 Pages


1.  NAME OF REPORTING PERSON: STATE STREET CORPORATION

     I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 04-2456637

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     NOT APPLICABLE

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER

     1,794,963 SHARES

6.  SHARED VOTING POWER

     49,583,173

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     51,378,136

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     51,378,136

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      16.7%

12. TYPE OF REPORTING PERSON

       HC

























CUSIP NO: 539830109   13G         Page 3 of 9 Pages


1.  NAME OF REPORTING PERSON:
     STATE STREET BANK AND TRUST COMPANY ACTING IN VARIOUS CAPACITIES I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 04-1867445

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     NOT APPLICABLE

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

     1,794,963 SHARES

6.  SHARED VOTING POWER

     44,098,550

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     45,893,513

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,893,513*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      14.9%

12. TYPE OF REPORTING PERSON

       BK

       *4,227,346 SHARES IN VARIOUS CAPACITIES
      41,666,167  SHARES AS TRUSTEE, INDEPENDENT FIDUCIARY
 		  AND/OR INVESTMENT MANAGER FOR VARIOUS
		  LOCKHEED MARTIN CORPORATION PLANS


















CUSIP NO: 539830109   13G         Page 4 of 9 Pages

ITEM 1.

    (A)  NAME OF ISSUER
           LOCKHEED MARTIN CORP

    (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
           6801 ROCKLEDGE DRIVE
           BETHESDA, MD 20817

ITEM 2.

    (A)  NAME OF PERSON FILING

           STATE STREET CORPORATION AND ANY OTHER REPORTING PERSON IDENTIFIED ON THE SECOND PART OF THE COVER PAGES HERETO

    (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IN NONE,
           RESIDENCE

           STATE STREET FINANCIAL CENTER
           ONE LINCOLN STREET
           BOSTON, MA 02111
           (FOR ALL REPORTING PERSONS)

    (C)  CITIZENSHIP: SEE ITEM 4 (CITIZENSHIP OR PLACE OF
           ORGANIZATION) OF COVER PAGES

    (D)  TITLE OF CLASS OF SECURITIES

           COMMON STOCK

    (E)  CUSIP NUMBER:

           539830109

ITEM 3.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         SEE ITEM 12 (TYPE OF REPORTING PERSON) OF THE COVER PAGE
         FOR EACH REPORTING PERSON AND THE TABLE BELOW, WHICH EXPLAINS THE MEANING OF THE TWO LETTER SYMBOLS APPEARING IN ITEM 12 OF THE COVER PAGES.

         SYMBOL        CATEGORY

          BK      BANK AS DEFINED IN SECTION 3(A) (6) OF THE ACT.
          IC        INSURANCE COMPANY AS DEFINED IN SECTION 3 (A) (19)
                     OF THE ACT
          IC        INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
                     THE INVESTMENT COMPANY ACT OF 1940.
          IA        AN INVESTMENT ADVISOR IN ACCORDANCE WITH RULE
                     13D-1(B) (1) (II) (E).
          EP      AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
                     ACCORDANCE WITH RULE 13D-1(B) (1) (II) (F) .
          HC      A PARENT HOLDING COMPANY OR CONTROL PERSON IN
                     ACCORDANCE WITH RULE 13D-1(B)(1)(II) (G).
          SA      A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B)
                     OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).
          CP      A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF
                     AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT OF 1940.









CUSIP NO: 539830109   13G         Page 5 of 9 Pages


ITEM 4.   OWNERSHIP

          THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED
          HEREIN BY REFERENCE.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

          NOT APPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

 ALL OF THE SECURITIES ARE BENEFICIALLY OWNED BY STATE STREET
CORPORATION AND ITS DIRECT OR INDIRECT SUBSIDIARIES IN THEIR VARIOUS FIDUCIARY AND OTHER CAPACITIES. AS A RESULT, ANOTHER ENTITY IN EVERY INSTANCE IS ENTITLED TO DIVIDENDS OR PROCEEDS OF SALE. STATE STREET BANK AND TRUST COMPANY IS
THE TRUSTEE, INDEPENDENT FIDUCIARY AND/OR INVESTMENT MANAGER FOR LOCKHEED MARTIN CORP. COMMON STOCK IN VARIOUS LOCKHEED MARTIN PLANS (SEE EXHIBIT 2)
N THE LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST.
THIS TRUST BENEFICIALLY OWNS 13.6% OF THE COMMON STOCK OF LOCKHEED MARTIN
CORP. IN THIS CAPACITY, STATE STREET BANK AND TRUST COMPANY HAS DISPOSITIVE POWER AND VOTING POWER OVER THE SHARES IN CERTAIN CIRCUMSTANCES.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

          SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMEBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE





































CUSIP NO: 539830109   13G         Page 6 of 9 Pages


ITEM 10.  CERTIFICATION


          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.


SIGNATURES

	   AFTER REASONABLE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

12 FEBRUARY 2016
STATE STREET CORPORATION


/s/ SEAN P. NEWTH
SENIOR VICE PRESIDENT,
CHIEF ACCOUNTING OFFICER AND CONTROLLER


12 FEBRUARY 2016
STATE STREET BANK AND TRUST COMPANY


/s/ ALYSSA ALBERTELLI
SENIOR VICE PRESIDENT






































CUSIP NO: 539830109   13G         Page 7 of 9 Pages



                                   EXHIBIT 1



   THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH SUBSIDIARY OF STATE STREET CORPORATION, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUER'S COMMON STOCK. PLEASE REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY							ITEM 3 CLASSIFICATION
STATE STREET BANK AND TRUST COMPANY				 BK
SSGA FUNDS MANAGEMENT, INC.					 IA
STATE STREET GLOBAL ADVISORS LIMITED    			 IA
STATE STREET GLOBAL ADVISORS, LTD   				 IA
STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED         	 IA
STATE STREET GLOBAL ADVISORS (ASIA) LIMITED			 IA
STATE STREET GLOBAL ADVISORS JAPAN CO., LTD			 IA
STATE STREET GLOBAL ADVISORS FRANCE, S.A.			 IA



NOTE:   ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES
OF STATE STREET CORPORATION. BENEFICIAL OWNERSHIP FOR STATE STREET BANK
AND TRUST COMPANY IS REPORTED ON ITS OWN REPORTING PERSON COVER PAGE BECAUSE IT BENEFICIALLY OWNS MORE THAT FIVE PERCENT OF THE ISSUER'S
COMMON STOCK. DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON
EACH REPORTING PERSON'S COVER PAGE OF THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS BENEFICIALLY OWNED BY STATE STREET CORPORATION, AS THAT WILL RESULT IN DOUBLE COUNTING OF CERTAIN SHARES.







































CUSIP NO: 539830109   13G         Page 8 of 9 Pages



                             JOINT FILING AGREEMENT




IN ACCORDANCE WITH RULE 13D-1(K)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE EXCHANGE ACT), EACH UNDERSIGNED ENTITY (EACH A COMPANY) HEREBY AGREES TO ANY AND ALL JOINT FILINGS REQUIRED TO BE MADE ON THE COMPANY`S BEHALF ON SCHEDULE 13G (INCLUDING AMENDMENTS THERETO) UNDER THE EXCHANGE ACT, WITH RESPECT TO SECURITIES WHICH MAY BE DEEMED TO BE BENEFICIALLY OWNED BY THE COMPANY UNDER THE EXCHANGE ACT, AND THAT THIS AGREEMENT BE INCLUDED AS AN EXHIBIT TO ANY SUCH JOINT FILING. THIS AGREEMENT MAY BE EXECUTED IN ANY NUMBER OF COUNTERPARTS ALL OF WHICH TAKEN TOGETHER SHALL CONSTITUTE ONE AND THE SAME INSTRUMENT.

IN WITNESS WHEREOF, EACH COMPANY HEREBY EXECUTES THIS AGREEMENT
EFFECTIVE AS OF THE DATE SET FORTH BELOW.



12 FEBRUARY 2016
STATE STREET CORPORATION


/s/ SEAN P. NEWTH
SENIOR VICE PRESIDENT,
CHIEF ACCOUNTING OFFICER AND CONTROLLER




12 FEBRUARY 2016
STATE STREET BANK AND TRUST COMPANY


/s/ ALYSSA ALBERTELLI
SENIOR VICE PRESIDENT

































CUSIP NO: 539830109   13G         Page 9 of 9 Pages


EXHIBIT 2


- LOCKHEED MARTIN CORPORATION CAPITAL ACCUMULATION PLAN
- LOCKHEED MARTIN CORPORATION OPERATION SUPPORT SAVINGS PLAN
- LOCKHEED MARTIN CORPORATION PERFORMANCE SHARING PLAN FOR BARGAINING EMPLOYEES
- LOCKHEED MARTIN CORPORATION SALARIED SAVINGS PLAN
- LOCKHEED MARTIN CORPORATION HOURLY CAPITAL ACCUMULATION PLAN
- LOCKHEED MARTIN CORPORATION HOURLY EMPLOYEE SAVINGS PLAN PLUS
- LOCKHEED MARTIN CORPORATION BASIC BENEFIT PLAN FOR HOURLY EMPLOYEES